Axalta Coating Systems

Two Commerce Square

2001 Market St., Suite 36

Philadelphia, PA 19103

axaltacoatingsystems.com

August 10, 2017

VIA EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NE, Mail Stop 4631

Washington, D.C. 20549

Re:	Axalta Coating Systems Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 28, 2017

File No. 1-36733

Dear Ms. Blye:

Axalta Coating Systems Ltd. (the “Company” or “we”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 27, 2017 regarding the Commission’s review of the above-captioned filing of the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the applicable public filing of the Company.

General

1.	On page 9, you state that your customers include nine of the top ten global automotive manufacturers. We are aware of publicly available information indicating that some of those automakers sell vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, joint ventures, distributors, customers or other direct or indirect arrangements. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Response: The Company respectfully advises the Staff that since February 1, 2013, the date of our acquisition of the Dupont Performance Coatings business from E.I. du Pont de Nemours and Company (the “Acquisition Date”), the Company is not aware of any contacts with Sudan or Syria, whether through subsidiaries, joint ventures, distributors, customers or other direct or indirect arrangements, nor are any such contacts anticipated in the future. Furthermore, the Company respectfully advises the Staff that we are not aware of any products, technology or services we have provided into Sudan or Syria since the Acquisition Date, nor have we had any agreements, arrangements or other contacts with the governments of Sudan and Syria or the entities they control.

The Company believes it operations comply with all applicable U.S. export control laws and regulations, including those relating to countries designated by the U.S. Department of State as state sponsors of terrorism. We maintain a global trade compliance program which includes processes and controls to comply with U.S. government export requirements, and we strictly prohibit transactions in violation of this program. Our global trade compliance program includes export compliance training to relevant employees, classification of Company products and technology for export control purposes, and software to manage and screen potential transactions. The software we utilize consolidates restricted and denied party information from multiple global agencies and governments, which enables us to screen business partners against denied parties listings and avoid conducting business with persons on the lists.

August 10, 2017

The Company sells its coating products to customers, including global automotive manufacturers, who utilize these coatings in products such as light and commercial vehicles sold to end-users around the world. Our standard terms and conditions for sale to distributors and customers require such parties to comply with all applicable U.S. sanction and export controls, and our negotiated supply contracts with customers also typically include such requirements. Notwithstanding these contractual restrictions, we do not have control over our customers’ sales of final products to end-users, nor do our customers typically inform us of the specific end use, customer or destination of our coating products.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As noted in its response to Comment 1 above, the Company is not aware of any contacts with Sudan or Syria since the Acquisition Date or anticipated in the future, and therefore we do not believe there is any material investment risk to our security holders related to business dealings with U.S.-designated state sponsors of terrorism.

*  *  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Michael Finn, the Company’s General Counsel, would be happy to answer any further questions or comments regarding this filing and can be reached at (215) 255-4322.

Sincerely,

/s/ Charles W. Shaver

Charles W. Shaver
Chairman of the Board and Chief Executive Officer

cc: (via email)

Robert W. Bryant, Axalta Coating Systems Ltd.

Michael F. Finn, Axalta Coating Systems Ltd.

Pradip Bhaumik, Division of Corporation Finance

Marty Dunn, Morrison & Foerster LLP

Scott Lesmes, Morrison & Foerster LLP